Exhibit 99.2

As previously announced, in January 2006, Elan received a letter and subpoena from the U.S. Department of Justice and the U.S. Department of Health and Human Services, Office of Inspector General, calling for Elan to provide documents and materials relating to its marketing practices for Zonegran. In April 2004, Elan sold its entire interest in Zonegran to Eisai Co., Ltd. and, as a result, Elan ceased marketing of Zonegran at that time.

Elan is cooperating with the government in connection with the investigation and the subpoena. The resolution of this matter could require Elan to pay substantial fines and to take other actions that could, individually or in the aggregate, have a material adverse effect on Elan, its business and its financial condition and results of operations. In April 2006, Eisai delivered to Elan a notice purporting to make a contractual claim for indemnification in connection with a similar subpoena received by Eisai. Elan cannot predict or determine the outcome of Eisai’s claim.